

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Yishai Cohen
Chief Executive Officer
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

> **Re: Landa App 2 LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 8**
> **Filed November 14, 2022**
> **File No. 024-11648**

Dear Yishai Cohen:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

Amendment No. 8 on Form 1-A POS filed November 14, 2022

Incorporation of Certain Information By Reference, page ii

1. We note you incorporate the Financial Statements and Accompanying Notes for the year ended December 31, 2021 and for the period ended June 30, 2022 for the eight (8) Series that were previously qualified. Please revise to clarify, if true, that you are also incorporating by reference the financial statements of Landa App 2 LLC, the issuer.

2.   We note your removal of certain financial statements from the body of the Post Qualification Amendment and your inclusion of the incorporation by reference of certain financial statements. With respect to the financial statements that are included in the Company's Form 1-K for the period ended December 31, 2021, please address the following:
   - We refer you to our comment 2 from our letter dated May 26, 2022. We note your auditor refers to "each series of the Landa App 2 Series Group ("Series")" within its report. Please have your auditor revise its report to specifically identify each series.
   - Please tell us how you determined it was unnecessary to present separate statements of cash flows for each of the series. Alternatively, please revise your filing to include these omitted statements of cash flows.

Pro-forma Condensed Combined Statement Of Operations for the Period from January 1, 2021 to December 31, 2021 (unaudited), page F-202

3.   We note your response to our comment 2. The column "Total Combined Unaudited Pro-Forma Condensed Statement of Operations" on both pages 212 and 215 includes the pro forma operations of the company's first eight series on a pro forma basis for the full year ended December 31, 2021 (see pages F-143 - F-150 and F-202 - F-203).   The column "Total Combined Audited Statement of Operations" includes the results of operations for these same eight series for the period from December 8, 2021 through December 31, 2021 (see pages F-213 - F-214). Given the column "Total Combined Unaudited Pro-Forma Condensed Statement of Operations" is inclusive of the activity from December 8, 2021 to December 31, 2021, it appears the operations for these eight series for the period from December 8, 2021 - December 31, 2021 is included twice in the column "Total Combined Unaudited Pro-Forma Condensed Statement of Operations and Total Combined Audited Statement of Operations". Please revise to remove the superfluous disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger